Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 18, 2013

Relating to Preliminary Prospectus dated October 18, 2013

Registration No. 333-191797

NRG Energy Enters into Agreement to Acquire Edison Mission Energy

— Significantly Increases Assets Eligible for NRG Yield —

Strategic Rationale

•                  Increases NRG’s generation portfolio by nearly 8,000 net megawatts (MW), providing additional fuel diversity, geographic diversity, and opportunities to achieve economies of scale

•                  Significantly expands pipeline of assets available to drive growth at NRG Yield (NYLD) through future drop-downs with 1,600 MW of long-term, fully-contracted wind and natural gas assets

•                  Builds off the scaled platform and the best practices from the GenOn combination

Financial Highlights

•                  Purchase price of $2,635 million (including $1,063 million of acquired cash) implies transaction enterprise value of approximately $2,844 million after including $1,272 million of adjusted non-recourse debt assumed

•                  Expected full year 2014 Adjusted EBITDA of $330 million (or $140 million of pre-tax income) of which $185 million (or $39 million of pre-tax income) is attributable to assets that are suitable for drop-down to NYLD

•                  Transaction anticipated to be credit neutral to NRG

PRINCETON, N.J. and SANTA ANA, CA.; October 18, 2013 — NRG Energy, Inc. (NYSE: NRG) has entered into a plan sponsor agreement with Edison Mission Energy (EME), certain of EME’s subsidiaries, the unsecured creditors committee, certain of EME’s unsecured noteholders, and the parties to the Powerton and Joliet sale leaseback transaction to acquire substantially all of the assets of EME, including its equity interests in certain of its subsidiaries, for an aggregate purchase price of $2,635 million (or $1,572 million net of $1,063 million retained cash within EME). The aggregate purchase price, which is subject to certain post-closing adjustments, will consist of approximately 12.7 million shares of NRG common stock (valued at $350 million based upon the volume-weighted average trading price of the 20 trading days prior to October 18, 2013) with the balance to be paid in cash on hand. In connection with the transaction, NRG will also assume non-recourse debt of approximately $1,545 million, of which $273 million is associated with assets designated as Non-Core Assets pursuant to the asset purchase agreement.

EME and NRG have entered into an asset purchase agreement, dated October 18, 2013. The acquisition and transactions contemplated in the purchase agreement will be consummated as part of an EME Chapter 11 plan of reorganization to be sponsored by NRG. Each of EME’s major stakeholders has agreed to support and pursue a Chapter 11 plan sponsored by NRG.

The assets to be acquired include:

•                  EME’s generation portfolio, which consists of nearly 8,000 net MW of generation capacity located throughout the US:

•                  1,700 MW of wind capacity

•                  1,600 MW of gas-fired capacity

•                  4,300 MW of coal-fired capacity

•                  400 MW of oil and waste coal-fired capacity

•                  Edison Mission Marketing and Trading, a proprietary trading and asset management platform

“Edison Mission Energy is a great fit with NRG, as virtually 100% of their assets, their particular expertises and the balance of their technologies deployed complement NRG’s own assets, personnel and businesses,” said David Crane, President and CEO of NRG Energy. “We look forward to working with EME’s employees, its management and its owners to close this transaction expeditiously and ensure that the ensuing integration achieves the best possible outcome for all concerned.”

“We are pleased to have reached this agreement with NRG, which maximizes the value of our company for all of our stakeholders and paves the road for our emergence from Chapter 11,” said EME President Pedro Pizarro. “NRG is a leader in our industry, and its proposed acquisition of Edison Mission Energy is a powerful affirmation of the reputation and performance the men and women of

EME have achieved over the past 25 years. We believe NRG and EME are a great fit operationally. We will continue to operate our fleet of coal, gas and wind energy facilities as we move through this transition and remain focused on ensuring safe and reliable operations.”

Strategic and Financial Benefits

•                  Growing NRG’s Clean Energy Platform

With the transaction, NRG and its affiliates will become the 3rd largest US-based renewable energy generator within the US with over 2,900 net MW of wind and solar capacity in operation or under construction. This transaction will substantially increase both the scale and geographic diversity of NRG’s renewable generation portfolio by almost quadrupling NRG’s existing wind generation capacity with the addition of 1,700 net MW of wind capacity, including 1,150 net MW of wind outside of NRG’s existing renewable footprint in Texas and the Southwest.

•                  Significantly Expanding Opportunities for Future NYLD Drop-Downs

The EME portfolio contains 2,600 net MW of fully-contracted generation, of which 1,600 MW are under long-term contracts with credit-worthy counterparties (with a weighted average remaining contract life of 14 years) — consistent with the profile of assets suitable for drop-down to NYLD. This contracted portfolio is composed of 1,100 net MW of wind capacity and the 500 MW gas-fired Walnut Creek facility, which achieved final commercial operations during the summer of 2013.

•                  Enhancing NRG’s Core Generation Platform

NRG continues to balance the geographic distribution and dispatch-level diversity of its conventional generation fleet by adding 1,200 MW of contracted gas assets in California and 4,300 MW of coal-fired capacity in PJM West.

•                  Leveraging Operational Efficiency Programs to Improve Financial Performance

NRG expects to leverage key competencies built from its successful GenOn integration to achieve cost synergies and operational improvements that will significantly enhance the financial performance of the portfolio. With EME’s coal fleet, NRG will further capture commercial opportunities in PJM through its operational improvement initiative.

Financial Terms — Purchase Price

The aggregate purchase price for EME’s assets and equity interests in subsidiaries is $2,635 million. In addition, approximately $350 million of the purchase price will be paid in the form of 12.7 million shares of NRG common stock. NRG intends to fund the cash portion of the purchase price using a combination of cash on hand and newly issued corporate debt in an amount which permits continued adherence to NRG’s prudent balance sheet management target metrics. Further, NRG expects to acquire $1,063 million of cash and assume non-recourse debt of approximately $1,545 million, of which $273 million is associated with assets designated as Non-Core Assets pursuant to the asset purchase agreement. The purchase price is subject to certain post-closing adjustments.

Financial Terms — Powerton/Joliet Lease (PoJo)

In connection with the transaction, NRG has agreed to certain financial conditions with the PoJo lessor stakeholders subject to which an NRG subsidiary will assume the PoJo leveraged each lease and NRG will guarantee the remaining payments under each lease. In connection with this agreement, NRG has committed to fund up to $350 million in capital expenditures for plant modifications at Powerton and Joliet to ensure Mercury and Air Toxics Standards (MATS) compliance. All monetary defaults under each lease will be cured at closing.

Approvals and Time to Close

EME intends to file a motion to seek approval of the plan sponsor agreement with the United States Bankruptcy Court for the Northern District of Illinois (Bankruptcy Court) on October 18, 2013. The hearing to approve the plan sponsor agreement is expected to occur on or before October 25, 2013. EME will then file a motion to seek approval of a Chapter 11 plan of reorganization (Plan) and a related disclosure statement. EME intends to seek approval of the Plan during the first quarter of 2014. Given the current pendency of matters with the Bankruptcy Court, NRG intends to be circumspect in terms of the immediate provision of additional information regarding the transaction. If all matters before the Bankruptcy Court are resolved in accordance with the current schedule, NRG expects to be in a position to answer questions about the proposed transaction on its third quarter investor call scheduled for November 12, 2013. Additional details regarding the terms of the agreements are set forth in the Form 8-K and the Registration Statement on Form S-1 filed by NRG with the Securities and Exchange Commission (SEC), and the Form 8-K filed by EME with the SEC, on October 18, 2013.

NRG expects to close the transaction in the first quarter of 2014. In addition to the approval of the Bankruptcy Court, the transaction is subject to customary closing conditions, including the effectiveness of the registration statement and approval for the listing of the

NRG common stock on the NYSE, and receipt of regulatory approval by the Federal Energy Regulatory Commission (FERC), the U.S. Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Act and the Public Utility Commission of Texas. EME will also submit notice of the acquisition to the California Public Utilities Commission. Further, EME may continue to solicit alternative transaction proposals from third parties through December 6, 2013. If EME’s board of directors determines, consistent with its fiduciary duties, that another proposal or proposals is better for EME and its stakeholders than the terms of this transaction, NRG will have advance notice of EME’s intention to terminate the purchase agreement. Under specified circumstances, including if EME enters into or seeks approval of certain alternative transactions, and following approval from the Bankruptcy Court, NRG will be entitled to receive a cash fee of $65 million and expense reimbursement to the extent the plan sponsor agreement and asset purchase agreement are terminated.

Baker Botts LLP is serving as legal counsel to NRG. Barclays Capital Inc. and Deutsche Bank Securities Inc. are acting as financial advisors to NRG.

Kirkland & Ellis LLP is serving as legal counsel to EME. J.P. Morgan Securities LLC and Perella Weinberg Partners, LP are acting as financial advisors to EME.

Additional Information

On December 17, 2012, EME and several of its subsidiaries filed voluntary petitions with the Bankruptcy Court under Chapter 11 of the U.S. Bankruptcy Code. Since then, all EME facilities across the country have maintained normal operations. The Chapter 11 cases are being jointly administered under case number 12-49219 in the United States Bankruptcy Court for the Northern District of Illinois. Additional information about the restructuring is available at edisonmissionrestructuring.com.

NRG has filed a registration statement (including a prospectus) with the SEC for the offering of NRG common stock to which this communication relates. The NRG common stock may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of NRG common stock in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. You should read the prospectus in that registration statement and other documents NRG has filed with the SEC for more complete information about NRG and this offering before making any investment decision. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling 609-524-4500 or emailing investor.relations@nrgenergy.com.

About NRG

NRG is leading a customer-driven change in the U.S. energy industry by delivering cleaner and smarter energy choices, while building on the strength of the nation’s largest and most diverse competitive power portfolio. A Fortune 500 company, we create value through reliable and efficient conventional generation while driving innovation in solar and renewable power, electric vehicle ecosystems, carbon capture technology and customer-centric energy solutions. Our retail electricity providers — Reliant, Green Mountain Energy and NRG Residential Solutions — serve more than 2 million residential and commercial customers throughout the country. More information is available at www.nrgenergy.com. Connect with NRG Energy on Facebook and follow us on Twitter @nrgenergy.

About Edison Mission Energy

With headquarters in Santa Ana, Calif., and offices in Chicago and Boston, Edison Mission Energy companies own, operate and lease a portfolio of more than 40 electric generating facilities that are powered by wind, natural gas and coal, as well as an energy marketing and trading operation.

NRG Safe Harbor Disclosure

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties and assumptions and include NRG’s expectations regarding the anticipated benefits of the acquisition of substantially all of the assets of Edison Mission Energy. Forward-looking statements typically can be identified by the use of words such as “will,” “expect,” “believe,” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, hazards customary in the power industry, competition in wholesale and retail power markets, the volatility of energy and fuel prices, the ability to obtain Bankruptcy Court approval of any motions filed in connection with the Acquisition, failure of customers to perform under contracts, changes in the wholesale power and retail markets, and changes in government regulation of markets and of environmental emissions. NRG undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included in this news release should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the Securities and Exchange Commission at www.sec.gov.

Edison Mission Energy Safe Harbor Disclosure

This press release contains forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements reflect EME’s current expectations and projections about future events based on EME’s knowledge of present facts and circumstances and assumptions about future events and include any statement that does not directly relate to a historical or current fact. The words “expects,” “believes,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “probable,” “may,” “will,” “could,” “would,” “should,” and variations of such words and similar expressions, or discussions of strategy or plans, are intended to identify forward-looking statements. Such statements necessarily involve risks and uncertainties that could cause actual results to differ materially from those anticipated.

Some of the risks, uncertainties and other important factors that could cause results to differ from those currently expected, or that otherwise could impact EME or its subsidiaries, include but are not limited to, those described under the heading “Item 1A. Risk Factors” in EME’s most recent Annual Report on Form 10-K and in subsequent Quarterly Reports on Form 10-Q. In addition to the risks and uncertainties set forth in EME’s SEC filings, the forward-looking statements contained in this press release could be affected by, among other things: (i) the ability of the Debtor Entities to continue as going concerns; (ii) the Debtor Entities’ ability to obtain Bankruptcy Court approval with respect to motions in the chapter 11 case; (iii) the ability of the Debtor Entities to prosecute, develop and consummate one or more plans of reorganization with respect to the chapter 11 cases; (iv) the effects of the chapter 11 cases on the Debtor Entities and the interests of various creditors, equity holders and other constituents; (v) Bankruptcy Court rulings in the chapter 11 cases and the outcome of the cases in general; (vi) the length of time the Debtor Entities may operate under the chapter 11 cases; (vii) risks associated with third-party motions in the chapter 11 cases, which may interfere with the Debtor Entities’ ability to develop and consummate one or more plans of reorganization; (viii) the potential adverse effects of the chapter 11 proceedings on the Debtor Entities’ liquidity or results of operations; (ix) the ability to execute the Debtor Entities’ business and restructuring plan; (x) increased legal costs and other expenses related to the Bankruptcy Filing and other litigation; and (xi) the Debtor Entities’ ability to maintain contracts that are critical to its operation, to obtain and maintain normal terms with customers, suppliers and service providers and to retain key executives, managers and employees.

Appendix Table A-1: 2014 Adjusted EBITDA Reconciliation

The following table summarizes the calculation of incremental Adjusted EBITDA from EME assets for 2014 and provides a reconciliation to pre-tax income:

	Total EME	NYLD-Eligible Assets
Pre-Tax Income	$140	$39
Depreciation & amortization	101	70
Interest Expense	66	66
Adjustment to reflect reported equity earnings	22	10
Adjusted EBITDA	$330	$185

EBITDA and Adjusted EBITDA are non-GAAP financial measures. These measurements are not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that NRG’s future results will be unaffected by unusual or non-recurring items.

EBITDA represents net income before interest (including loss on debt extinguishment), taxes, depreciation and amortization. EBITDA is presented because NRG considers it an important supplemental measure of its performance and believes debt-holders frequently use EBITDA to analyze operating performance and debt service capacity. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results as reported under GAAP. Some of these limitations are:

•                  EBITDA does not reflect cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on debt or cash income tax payments;

•                  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•                  Other companies in this industry may calculate EBITDA differently than NRG does, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to use to invest in the maintenance and growth of NRG’s business. NRG compensates for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally.

Adjusted EBITDA is presented as a further supplemental measure of operating performance. Adjusted EBITDA represents EBITDA adjusted for mark-to-market gains or losses; asset write offs and impairments; and factors which we do not consider indicative of future operating performance. The reader is encouraged to evaluate each adjustment and the reasons NRG considers it appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to EBITDA. In addition, in evaluating Adjusted EBITDA, the reader should be aware that in the future NRG may incur expenses similar to the adjustments in this news release.

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NRG Contacts:

Media:	Investors:

Karen Cleeve	Chad Plotkin
609.524.4608	609.524.4526

Daniel Keyes
609.524.4527

EME Contact for All Inquiries:

Doug McFarlan
312.583.6024
312.343.2561